UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Mace Security International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554335208

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,150,912
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,150,912

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,912

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.5%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,150,912
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,150,912

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,912

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.5%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,005,958
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,005,958

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,005,958

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.6%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mace Security International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1000 Crawford Place, Suite 400, Mt. Laurel, NJ 08054.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$2,791,620.17
DAP	Working Capital	$2,440,714.39

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale") have expressed concerns to members of the board of Mace Security International ("Mace") and Mace's management regarding several corporate governance issues including, but not limited to, what Lawndale believes to be insufficient independent composition and structuring of Mace's board.

At Mace's Annual Meeting (the "Meeting"), held on December 8, 2006, Lawndale voted to "withhold" on the reelection of all of Mace's board members. Lawndale's rationale for such vote was set forth in a November 27, 2006, letter sent to the directors of Mace, a copy of which was attached as Exhibit B to Amendment No. 1 to Schedule 13D filed November 28, 2006. Lawndale also requested in the letter that Mace's board meet with Lawndale representatives to discuss and implement several steps to expeditiously improve the board's structure and functioning.

During and following the Meeting, on December 8, 2006, Andrew Shapiro, Lawndale's Managing Member and Portfolio Manager met with members of Mace's management and board and discussed recommendations that Lawndale believes will improve Mace's corporate governance and aid in maximizing value for all shareholders. On December 15, 2006, Lawndale sent the directors of Mace a letter (a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) requesting that Mace:

  Add two additional qualified independent directors in the very near future with meaningful input from large shareholders, such as Lawndale; and

  Immediately formally appoint and empower a Lead Independent Director.

Lawndale has had discussions with several individuals that it believes are highly qualified, independent and willing to serve as directors of Mace. Lawndale believes these individuals could make a constructive contribution to Mace's board either as additional directors should the board decide to expand, or as replacements for existing board members should the need arise. Lawndale intends to submit the names and backgrounds of certain of these individuals to Mace for consideration by the board's Nominating Committee for timely addition to the board.

Lawndale believes that these steps are necessary to enhance Mace's long-term sustainable value. Lawndale has been and may continue to be in contact with Mace management, members of Mace's Board of Directors, other significant shareholders and others regarding additional alternatives that MACE could employ to maximize shareholder value.

Lawndale believes the public market value of MACE, currently trading below Mace's tangible book value, is undervalued by not adequately reflecting the value of MACE's personal defense, car/truck wash (and underlying real estate) and corporate security assets. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since November 27, 2006:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
DAP	P	12/4/2006	400	2.38

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to the Board of Directors of MACE dated December 15, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Mace Security International, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 26, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

LETTER FROM LAWNDALE CAPITAL MANAGEMENT, LLC
TO THE BOARD OF DIRECTORS OF MACE

Andrew Shapiro

President

December 15, 2006

To the Board Members of Mace Security International:

Gentlemen,

It was a pleasure to share our views with you at the recent Annual Meeting of Mace Security International ("Mace" or the "Company"). We hope you found it insightful to hear comments from the many Mace shareholders who took the time to personally attend the meeting. More importantly, in light of the historically high number of "broker non-votes" cast at Mace's annual meetings (>55% of outstanding shares in each of 2005 and 2004), we hope you recognize the significance of over 3 million votes to "withhold" at this meeting.

I appreciate the opportunity you provided me to address the board regarding governance issues and your effort to better understand the nature and source of our concerns. However, the real test will be what meaningful actions you take in the near future. I am already encouraged by the timeliness with which the company has committed to begin quarterly conference calls and has made more readily available (via an 8-K filing) its business presentation from the Annual Meeting. Conference calls can provide a valuable forum for interaction with existing and potential Mace shareowners. Directors who regularly attend or review transcripts of these calls better satisfy their fiduciary duty to be informed and should improve their ability to exercise oversight and accountability over management. I hope you will avail yourselves of this valuable opportunity.

It should be noted that part of this meeting's substantial "withhold vote" was the result of analysis and voting recommendations made by two leading independent proxy advisory services, Institutional Shareholder Services ("ISS") and Glass Lewis, with which I have provided you. Glass Lewis's report cited "concerns about the objectivity and independence" of Mace's board and "its ability to perform its proper oversight role," highlighting that Mace lacks and needs at least 2/3rds of its board members to be independent and does not have either an Independent Chairperson or an Independent Lead Director. We have offered to work constructively with you to improve Mace's governance in these areas and request you take the following steps:

Increased Independence on the Board

Expand your board by adding two additional qualified Independent directors. This would not only help you address existing governance weaknesses, but would also lighten the load upon the three Independent directors who now serve on every key board committee. These prospective directors would be able to add fresh perspective, expertise, and allow your current independent directors the opportunity to become more expert on fewer committees. We believe that it is imperative you add the additional independent directors in the very near future with meaningful input from large shareholders, such as ourselves. We have already identified at least two individuals that we believe could make a constructive contribution to Mace's board. They have impressive backgrounds with substantial directorial, legal, M&A, real estate, and operational experience. In addition, most or all of them will qualify as "financial experts" providing substantial depth in a role public companies find so difficult to satisfy. In the near future, we will send the CV's of these individuals to Mace's Corporate Secretary for consideration by your Nominating Committee for timely addition to the board.

Lead Independent Director

I would hope and expect there already is an Independent director who informally serves in a lead director capacity, certainly when your board meets in executive session without management present, as all public boards must now regularly do. While we are not currently requesting that the Chairman title be moved from Mr. Paolino to another director, we think the board should immediately formally appoint and empower a Lead Independent Director and, that in the event Mr. Paolino ceases to be the Company's leader or other circumstances warrant earlier implementation, split the office of CEO and Chairman and require the Chairperson to be Independent.

Our goal is to enhance Mace's long-term sustainable shareholder value. Employing best practices in corporate governance is the essential foundation to achieve this goal. We hope the Mace Board will work with us to expeditiously improve the board's structure and functioning.

Thank you for your prompt consideration of the matters outlined in this communication. We look forward to working with you to improve shareowner value in Mace.

Sincerely,

Andrew Shapiro

President

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